June 11, 2012

Amy Geddes
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: China Modern Agricultural Information, Inc.
Form 10-K for the year ended June 30, 2011
Filed September 28, 2011
File No. 333-164488

Dear Ms. Geddes:

We hereby submit the responses of China Modern Agricultural Information, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 4, 2012, to Yanyan Liu of the Company in regard to the above-referenced Annual Report on Form 10-K filed on September 28, 2011 (the “Annual Report”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Annual Report (the “Amendment”), filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Annual Report, as amended by the amendment(s).

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please file an amended Form 10-K that includes an audit opinion presented in accordance with Article 2 of Regulation S-X. The opinion currently included is not properly signed.

Response: We have filed an amended Form 10-K that includes an audit opinion presented in accordance with Article 2 of Regulation S-X with the Commission on June 11, 2012.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yanyan Liu
Yanyan Liu
Chief Financial Officer